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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.                )*

Tanning Technology Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

(Cusip Number)

Eva Kalawski, Esq.
Platinum Equity, LLC
2049 Century Park East, Suite 2700
Los Angeles, CA 90067
(310) 712-1850

With a copy to:
James W. Loss, Esq.,
Riordan & McKinzie
600 Anton Blvd., 18th Fl.
Costa Mesa, CA 92626
(714) 433-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87588P 101

1.	Name of Reporting Person: Tiger Holding Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 8,784,778 (See Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 8,784,778 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,784,778 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.2% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 87588P 101

1.	Name of Reporting Person: Platinum Equity, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 8,784,778 (See Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 8,784,778 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,784,778 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.2% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 87588P 101

1.	Name of Reporting Person: Tom T. Gores		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 8,784,778 (See Item 5)

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 8,784,778 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,784,778 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.2% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

Item 1.	Security and Issuer
This statement on Schedule 13D (“Schedule 13D”) relates to the common stock $0.01 par value per share (the “Common Stock”), of Tanning Technology Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4600 S. Syracuse Street, Suite 300, Denver, CO 80237.

Item 2.	Identity and Background
This Schedule 13D is filed by Tiger Holding Corporation, a Delaware corporation (“Tiger”), Platinum Equity, LLC, a Delaware limited liability company (“Platinum”) and Tom T. Gores (collectively, the “Reporting Persons”).
The principal business address of Tiger is c/o Platinum Equity, LLC, 2049 Century Park East, Suite 2700, Los Angeles, CA 90067. The principal business address of each of Platinum and Mr. Gores is 2049 Century Park East, Suite 2700, Los Angeles, CA 90067.

      The principal business of Tiger is to serve as the holding company of Tiger Merger Corporation, a Delaware corporation (“Merger Sub”). The principal business of Platinum is global acquisitions focused on acquisitions of mission-critical service companies. The principal occupation of Mr. Gores is serving as the managing member of Platinum.

During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other minor offenses).
During the last five years, none of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Gores is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Tiger entered into a Voting Agreement dated April 18, 2003 (the “Voting Agreement”) with TTC Investors I LLC, TTC Investors II LLC, TTC Investors IA LLC, TTC Investors IIA LLC, Tanning Family Partnership, L.L.L.P. and Larry G. Tanning (collectively, the “Existing Stockholders”) as consideration for and a material inducement to Tiger to enter into the Agreement and Plan of Merger dated April 18, 2003 among Tiger, Merger Sub and the Issuer (the “Merger Agreement”). The source of funds for the consideration payable under the Merger Agreement is investment capital held by Platinum.

Item 4.	Purpose of Transaction
Tiger, Merger Sub and the Issuer entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer as the surviving corporation. Shares of Common Stock of the Issuer outstanding immediately prior to the Merger will be converted into the right to receive in cash a portion of the $24,000,000 aggregate merger consideration. The officers and directors of Merger Sub at the effective time of the Merger shall be the officers and directors of the surviving corporation. Following the Merger, the Common Stock will be de-listed from NASDAQ and will cease to be registered under the Securities Exchange Act of 1934, as amended. Conditions to the consummation of the Merger include obtaining the necessary stockholder approval and other required consents, waivers and approvals and the performance of all obligations of the parties under the Merger Agreement.
Tiger and the Existing Stockholders entered into the Voting Agreement pursuant to which the Existing Stockholders (i) agree to vote in favor of the Merger and against any proposals in opposition to or in competition with the Merger (ii) granted the officers of Tiger an irrevocable proxy to vote their Common Stock in accordance with the Voting Agreement and (iii) agreed to refrain from granting any other proxy or voting rights and to only transfer their Common Stock pursuant to the terms of the Merger Agreement. The Voting Agreement terminates on the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.
Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters.

Item 5.	Interest in Securities of the Issuer
Pursuant to the Form 10-K filed by the Issuer with the Securities and Exchange Commission on February 12, 2003, there were 20,802,305 shares of Common Stock outstanding as of February 10, 2003. Based on such number of outstanding shares, the Reporting Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

     As a result of the Voting Agreement, Tiger may be deemed to beneficially own the 8,784,778 shares of Common Stock (42.2%) beneficially owned by the Existing Shareholders.

     By virtue of being the sole stockholder of Tiger, Platinum may be deemed to beneficially own the 8,784,778 shares of Common Stock (42.2%) beneficially owned by Tiger.

     By virtue of being the managing member of Platinum, Mr. Gores may be deemed to beneficially own the 8,784,778 shares of Common Stock (42.2%) beneficially owned by Platinum.

     Each of the Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Please see the description of the Merger and the related documents in Item 4 of this Schedule 13D, which is incorporated herein by reference, as well as the exhibits hereto, each of which is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
	Exhibit 1	Joint Reporting Agreement dated as of April 28, 2003 by and among Tiger, Platinum and Tom T. Gores
	Exhibit 2	Voting Agreement dated April 18, 2003 among Tiger, TTC Investors I LLC, TTC Investors II LLC, TTC Investors IA LLC, TTC Investors IIA LLC, Tanning Family Partnership, L.L.L.P. and Larry G. Tanning (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated April 21, 2003)
	Exhibit 3	Merger Agreement dated April 18, 2003 among Tiger, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer dated April 21, 2003)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2003

TIGER HOLDING CORPORATION

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President and Secretary

PLATINUM EQUITY, LLC

By:	/s/ Eva M. Kalawski
Name: Eva M. Kalawski
Title: Vice President, Secretary and General Counsel

/s/ Tom T. Gores
Tom T. Gores

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index
Exhibit 1	Joint Reporting Agreement dated as of April 28, 2003 by and among Tiger, Platinum and Tom T. Gores
Exhibit 2	Voting Agreement dated April 18, 2003 among Tiger, TTC Investors I LLC, TTC Investors II LLC, TTC Investors IA LLC, TTC Investors IIA LLC, Tanning Family Partnership, L.L.L.P. and Larry G. Tanning (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of the Issuer dated April 21, 2003)
Exhibit 3	Merger Agreement dated April 18, 2003 among Tiger, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Issuer dated April 21, 2003)